Filing by Delaware Investments National Municipal Income Fund (811-07410) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Delaware Investments Colorado Municipal Income Fund, Inc. (SEC File No. 811-07810)

Press release
PHILADELPHIA, January 28, 2022

For immediate release

Delaware Investments Colorado Municipal Income Fund, Inc. and Delaware Investments Minnesota Municipal Income Fund II, Inc. announce final distribution amounts

Delaware Investments Colorado Municipal Income Fund, Inc. (NYSE American: VCF) (the “Colorado Muni Fund”) and Delaware Investments Minnesota Municipal Income Fund II, Inc. (NYSE American: VMM) (the “Minnesota Muni Fund”) today announce that the Colorado Muni Fund and Minnesota Muni Fund will make final distributions in connection with the acquisition described in the second paragraph below. This final distribution will be payable on February 4, 2022 to common shareholders of record on February 1, 2022. The final Colorado Muni Fund and Minnesota Muni Fund distributions will consist of substantially all of each fund’s undistributed tax-exempt interest income, ordinary income and capital gain net income, if any, earned and anticipated to be earned through close of business on February 1, 2022. In early 2023, common shareholders of Colorado Muni Fund and common shareholders of Minnesota Muni Fund will receive a Form 1099-DIV for the calendar year 2022 that will tell shareholders how to report these distributions for federal income tax purposes.

The final distributions are as follows:

FUND	DIVIDEND PER SHARE
Delaware Investments Colorado Municipal Income Fund, Inc. (VCF)	$0.052
Delaware Investments Minnesota Municipal Income Fund II, Inc. (VMM)	$0.276

Each fund’s final distribution is being made in connection with an Agreement and Plan of Acquisition (the “Plan of Acquisition”) providing for (i) the acquisition by Delaware Investments National Municipal Income Fund (NYSE American: VFL) (“National Muni Fund”) of substantially all of the assets of both Colorado Muni Fund and Minnesota Muni Fund, in exchange for newly issued common shares of the National Muni Fund; (ii) the distribution of such newly issued common shares of the National Muni Fund to holders of common shares of Colorado Muni Fund and holders of common shares of Minnesota Muni Fund; and (iii) the dissolution of both Colorado Muni Fund and Minnesota Muni Fund thereafter. The Plan of Acquisition was approved by shareholders at the Joint Annual Meeting of Shareholders (the “Annual Meeting”) held on October 11, 2021, adjourned to November 9, 2021, and the transaction is currently anticipated to close on February 11, 2022, at approximately 5:00 p.m. Eastern daylight time. Following completion of the acquisition, the Colorado Muni Fund and Minnesota Muni Fund will both be delisted.

Each Fund is a closed-end fund managed by Delaware Management Company, a series of Macquarie Investment Management Business Trust. The investment objective of the National Muni Fund is to provide current income exempt from regular federal income tax consistent with the preservation of capital. The investment objective of the Colorado Muni Fund is to provide current income exempt from federal income tax and from the personal income tax of Colorado, if any, consistent with the preservation of capital. The investment objective of the Minnesota Muni Fund is to provide current income exempt from federal income tax and from the personal income tax of Minnesota, if any, consistent with the preservation of capital. As of December 31, 2021, the total assets of the National Muni Fund, Colorado Muni Fund and Minnesota Muni Fund were approximately $68.8 million, $74.9 million and $173.6 million, respectively.

In connection with the Plan of Acquisition, each Fund has filed relevant materials with the U.S. Securities and Exchange Commission, including a combined proxy statement for each Fund and a Form N-14 registration statement for the National Muni Fund that contained a prospectus. The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund.

All shareholders are advised to read the proxy statement/prospectus in its entirety because it contains important information regarding the Funds, the Plan of Acquisition, the Board’s considerations in recommending the Plan of Acquisition, and related matters. Shareholders may obtain a free copy of the proxy statement/prospectus and other documents filed by the Funds with the SEC, including the Funds’ most recent annual reports to shareholders, on the SEC’s website at http://www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov. Copies of all of these documents may be obtained upon request without charge by visiting the Funds’ website at delawarefunds.com/closed-end, or by writing to the Funds at 610 Market Street, Philadelphia, PA 19106-2354, or calling 866 437-0252.

About Macquarie Asset Management

Macquarie Asset Management is a global asset manager that aims to deliver positive impact for everyone. Trusted by institutions, pension funds, governments, and individuals to manage more than $US531 billion in assets globally1, we provide access to specialist investment expertise across a range of capabilities including fixed income, equities, multi-asset solutions, private credit, infrastructure, renewables, natural assets, real estate, and transportation finance.

Macquarie Asset Management is part of Macquarie Group, a diversified financial group providing clients with asset management, finance, banking, advisory and risk and capital solutions across debt, equity, and commodities. Founded in 1969, Macquarie Group employs approximately 16,400 people in 31 markets and is listed on the Australian Securities Exchange.

Other than Macquarie Bank Limited ABN 46 008 583 542 (“Macquarie Bank”), any Macquarie Group entity noted in this material is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.

1 As at 30 September 2021

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Contacts
Investors	Media contacts
Computershare	Lee Lubarsky
866 437-0252	347 302-3000
delawarefunds.com/closed-end	Lee.Lubarsky@macquarie.com

Sarah Stein
212 231-0323
Sarah.Stein@macquarie.com

© 2022 Macquarie Management Holdings, Inc.

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